OPTIBASE LTD.
(the "Company")

Tel Aviv, September 24, 2012

VIA EDGAR

Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Optibase Ltd.
Form 20-F
Filed April 30, 2012
File No. 000-29992

Dear Mr. Gordon:

In connection with the Company’s responses to the comment letters relating to the above referenced filing (the "Filing"), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Amir Philips
Amir Philips, Chief Executive Officer.